


Ralph Musgrove · 3rd
Serial Entrepreneur
Fort Lauderdale, Florida, United States · **Contact info**

Yieldster DAO

Experience


COO
Yieldster DAO · Part-time
Jul 2021 - Present · 9 mos
Miami, Florida, United States


President
Access.Vet
Jun 2020 - Present · 1 yr 10 mos
Miami-Fort Lauderdale Area


President
OnCall.MD · Part-time
Mar 2020 - Present · 2 yrs 1 mo
Miami, Florida, United States


Co-Founder and Board Member
Hacktag, Inc. · Part-time
Feb 2021 - Present · 1 yr 2 mos
Plantation, Florida, United States


Chief Executive Officer
Accurids Inc · Part-time
Jun 2019 - Present · 2 yrs 10 mos
Miami/Fort Lauderdale Area

Reliable and fast access to distributed reference and master data in dynamic application landscapes.

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